UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of August 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X              Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No   X

Lisbon, August 4th 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL /EDP US	ANEEL APPROVES A 16.67% TARIFF INCREASE AT ESCELSA’S ANNUAL TARIFF READJUSTMENT PROCESS

The Brazilian electricity regulator, ANEEL, approved today a 16.67% annual tariff readjustment index for Escelsa, for the period from August 2006 to July 2007.

Considering the financial adjustments included in the last period’s tariffs (non-recurring items), which are associated to the recovery of tariff differences incurred in the past, the current tariff readjustment results in an effective average tariff increase of 11.40% to be applied to Escelsa’s tariffs from August 2006.

Within an annual tariff readjustment process, ANEEL recognizes in the tariffs of the distribution companies the pass-through of some cost components incurred in the previous twelve months, namely i) the annual change in non-controllable costs (“Parcela A”) and ii) the adjustment of the controllable costs (“Parcela B”) to inflation (IGP-M) corrected by an X Factor. In addition, the regulator also recognizes financial adjustments, which usually correspond to the recovery, for a twelve months period, of the non-controllable costs incurred in the past that were not covered through the tariffs.

Escelsa: 2006 Tariff Readjustment Index

INVESTOR RELATIONS DEPARTMENT Miguel Viana, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Ricardo Farinha Phone +351 210012834 Fax: +351 210012899
Email: ir@edp.pt Website: www.edp.pt	EDP - Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa

Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256  Company

Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer